FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2004

                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 04-2 PLC


                                  By:           /s/  Clive Rakestrow
                                        -------------------------------------
                                  Name:  L.D.C. Securitisation Director No. 1
                                  Limited by its authorized person Clive
                                  Rakestrow for and on its behalf
                                  Title:  Director
Date: October 19, 2004

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:           /s/  Jonathan David Rigby
                                        -------------------------------------
                                  Name:  Jonathan David Rigby
                                  Title:  Director
Date: October 19, 2004

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:           /s/  Daniel Le Blancq
                                        -------------------------------------
                                  Name:  Daniel Le Blancq
                                  Title:  Director
Date: October 19, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc

Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc

Granite Mortgages 04-1 Plc, Granite Finance Trustees and Granite Finance Funding Limited

Period 1 August 2004 - 31 August 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.

No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.

Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                 280,946

Current Balance - Trust Mortgage Assets                   (GBP)24,117,800,993

Current Balance - Trust Cash and other Assets             (GBP)1,304,789,748

Last Months Closing Trust Assets                          (GBP)18,405,966,225

Funding share                                             (GBP)17,743,317,674

Funding Share Percentage                                          69.79%

Seller Share*                                             (GBP)7,679,273,067

Seller Share Percentage                                           30.21%

Minimum Seller Share (Amount)*                            (GBP)1,347,052,217

Minimum Seller Share (% of Total)                                  5.30%

Excess Spread last quarter annualised (% of Total)                 0.23%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports




Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------------------
                                 Number             Principal ((GBP))        Arrears ((GBP))        By Principal (%)

< 1 Month                        277,075            23,803,615,079                0                  98.70%

> = 1 < 3 Months                  3,236              267,925,469              2,449,887               1.11%

> = 3 < 6 Months                   488                35,023,330               885,757                0.15%

> = 6 < 9 Months                   116                8,610,485                350,657                0.04%

> = 9 < 12 Months                  29                 2,469,496                147,076                0.01%

> = 12 Months                       2                  157,134                  11,203                0.00%

Total                            280,946            24,117,800,993            3,844,580              100.00%
--------------------------------------------------------------------------------------------------------------------


Properties in Possession
--------------------------------------------------------------------------------------------------------------------
                                            Number                Principal ((GBP))                Arrears ((GBP))

Total (since inception)                      215                     12,298,193                        600,210
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                                  73

Number Brought Forward                                                                                    58

Repossessed (Current Month)                                                                               15

Sold (since inception)                                                                                   142

Sold (current month)                                                                                      11

Sale Price / Last Loan Valuation                                                                         1.07

Average Time from Possession to Sale (days)                                                              137

Average Arrears at Sale                                                                             (GBP)2,472

Average Principal Loss (Since inception)*                                                            (GBP)153

Average Principal Loss (current month)**                                                              (GBP)0

MIG Claims Submitted                                                                                     9

MIG Claims Outstanding                                                                                   0

Average Time from Claim to Payment                                                                      62
--------------------------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month




Substitution
--------------------------------------------------------------------------------------------------------------------

                                                                  Number                   Principal ((GBP))

Substituted this period                                           68,189                   (GBP)6,924,550,609

Substituted to date (since 26 March 2001)                         478,055                 (GBP)39,832,603,134
--------------------------------------------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------------------------------------------
                                                                  Monthly                    Annualised
Current Month CPR Rate                                             5.03%                       46.16%

Previous Month CPR Rate                                            4.72%                       44.04%
--------------------------------------------------------------------------------------------------------------------





Weighted Average Seasoning (by value) Months                                                    23.2

Weighted Average Remaining Term (by value) Years                                               20.42

Average Loan Size                                                                           (GBP)85,845

Weighted Average LTV (by value)                                                                75.39%

Weighted Average Indexed LTV (by value)                                                        62.12%

Non Verified (by value)                                                                        34.95%
--------------------------------------------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                        50.85%

Together (by balance)                                                                          24.64%

Capped (by balance)                                                                            0.97%

Variable (by balance)                                                                          19.83%

Tracker (by balance)                                                                           3.70%

Total                                                                                          100.0%
--------------------------------------------------------------------------------------------------------------------



Geographic Analysis

--------------------------------------------------------------------------------------------------------------------
                                           Number         % of Total          Value ((GBP))         % of Total

East Anglia                                 5,645           2.01%            487,179,580              2.02%

East Midlands                              19,793           7.05%           1,517,009,682             6.29%

Greater London                             33,878           12.06%          4,797,030,618             19.89%

North                                      32,884           11.70%          1,869,129,577             7.75%

North West                                 38,107           13.56%          2,614,369,628             10.84%

Scotland                                   30,922           11.01%          1,958,365,441             8.12%

South East                                 41,554           14.79%          4,905,560,722             20.34%

South West                                 17,979           6.40%           1,722,010,991             7.14%

Wales                                      11,695           4.16%            788,652,092              3.27%

West Midlands                              18,469           6.57%           1,480,832,981             6.14%

Yorkshire                                  30,020           10.69%          1,977,659,681             8.20%

Total                                     280,946            100%          24,117,800,993              100%
--------------------------------------------------------------------------------------------------------------------



LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------------
                                                            Number            Value ((GBP))         % of Total

0% < 25%                                                    9,101            359,355,235              1.49%

> = 25% < 50%                                               31,999          2,346,662,037             9.73%

> = 50% < 60%                                               21,121          1,895,659,158             7.86%

> = 60% < 65%                                               12,506          1,193,831,149             4.95%

> = 65% < 70%                                               14,706          1,435,009,159             5.95%

> = 70% < 75%                                               20,572          1,958,365,441             8.12%

> = 75% < 80%                                               21,755          2,394,897,639             9.93%

> = 80% < 85%                                               32,538          3,390,962,820             14.06%

> = 85% < 90%                                               40,554          3,431,963,081             14.23%

> = 90% < 95%                                               58,014          4,389,439,781             18.20%

> = 95% < 100%                                              17,877          1,309,596,594             5.43%

> = 100%                                                     203             12,058,900               0.05%

Total                                                      280,946         24,117,800,993             100.0%
--------------------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------------------
                                                            Number            Value ((GBP))         % of Total

Endowment                                                   29,627          2,276,720,414             9.44%

Interest Only                                               37,010          5,202,209,674             21.57%

Pension Policy                                               683             72,353,403               0.30%

Personal Equity Plan                                        1,273            96,471,204               0.40%

Repayment                                                  212,353         16,470,046,298             68.29%

Total                                                      280,946         24,117,800,993            100.00%
--------------------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------------------
                                                            Number            Value ((GBP))         % of Total

Full Time                                                  246,784         19,984,009,903             82.86%

Part Time                                                   3,497            212,236,649              0.88%

Retired                                                      514             16,882,461               0.07%

Self Employed                                               27,358          3,767,200,515             15.62%

Other                                                       2,793            137,471,466              0.57%

Total                                                      280,946         24,117,800,993            100.00%
--------------------------------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                             6.59%

Effective Date of Change                                                    1 July 2004
---------------------------------------------------------------------------------------------


Notes      Granite Mortgages 04-2 plc

--------------------------------------------------------------------------------------------------------------------
                             Outstanding                 Rating              Reference Rate           Margin
                                                    Moodys/S&P/Fitch

Series 1

A1                         $1,120,400,000             P-1/A-1+/F1+             1.3685300%             0.04%

A2                         $1,322,800,000              Aaa/AAA/AAA               1.44%                0.07%

B                            $40,300,000                Aa3/AA/AA                1.54%                0.17%

M                            $33,200,000                 A2/A/A                  1.65%                0.28%

C                            $73,500,000              Baa2/BBB/BBB               2.07%                0.70%

Series 2

A1                         (euro)1,340,000,000        Aaa/AAA/AAA                2.25%                0.14%

A2                          (GBP)244,000,000          Aaa/AAA/AAA                4.82%                0.14%

B                            (euro)92,000,000           Aa3/AA/AA                2.38%                0.27%

M                            (euro)53,500,000             A2/A/A                 2.51%                0.40%

C                            (euro)89,000,000          Baa2/BBB/BBB              2.91%                0.80%

Series 3

A                           (GBP)752,100,000            Aaa/AAA/AAA              4.84%                0.16%

B                            (GBP)38,900,000             Aa3/AA/AA               5.00%                0.32%

M                            (GBP)26,500,000              A2/A/A                 5.15%                0.47%

C                            (GBP)48,500,000           Baa2/BBB/BBB              5.53%                0.85%
--------------------------------------------------------------------------------------------------------------------




Credit Enhancement

--------------------------------------------------------------------------------------------------------------------

                                                                                             % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                           (GBP)206,069,892                      5.65%

Class C Notes ((GBP) Equivalent)                                 (GBP)150,734,519                      4.13%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                % of Funding Share

Class B and M Notes ((GBP) Equivalent)                           (GBP)206,069,892                      1.16%

Class C Notes ((GBP) Equivalent)                                 (GBP)150,734,519                      0.85%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement                   (GBP)44,900,000                      0.25%

Balance Brought Forward                                           (GBP)33,700,000                      0.19%

Drawings this Period                                                   (GBP)0                          0.00%

Excess Spread this Period                                              (GBP)0                          0.00%

Funding Reserve Fund Top-up this Period*                               (GBP)0                          0.00%

Current Balance                                                   (GBP)33,700,000                      0.19%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                           (GBP)23,965,350                      0.14%

Funding Reserve %                                                       1.0%                            NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.